[LETTERHEAD OF SPARK NETWORKS PLC]

October 12, 2006

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Attn: Owen Pinkerton

100 F St., N.E.

Washington D.C. 20549

Re:	Spark Networks plc

Preliminary Proxy Materials on Schedule 14A

File No. 1-32750

Filed September 25, 2006

Dear Mr. Pinkerton:

Based upon the Securities and Exchange Commission’s (the “Commission”) review of the above-referenced filing, the Commission issued a comment letter, dated October 6, 2006. As requested in the comment letter and in conjunction with the response to the comment letter, Spark Networks plc (the “Company”) hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in filings made by the Company. Further, the Company acknowledges that comments received from or changes made to disclosure in response to comments by the staff of the Commission do not foreclose the Commission from taking any action with respect to the Company’s filings. The Company acknowledges that it may not assert comments received from the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any other questions concerning this letter, you may contact me at (323) 836-3000.

Very truly yours,

Spark Networks plc

/s/ Mark Thompson
Mark Thompson
Chief Financial Officer